SECURITIES AND EXCHANGE COMMISSION
	                           WASHINGTON, D.C.   20549

                                  	SCHEDULE 13D

                   	Under the Securities Exchange Act of 1934



                          	ADVA INTERNATIONAL INC.
	                             (Name of Issuer)


                      	Common Stock - $.001 Par Value
	                      (Title of Class of Securities)



                                 	00100W-10-8
	                                (CUSIP Number)



                               	Ronald G. Moyer
	                              6 Woodcross Drive
	                        Columbia, South Carolina 29212
	                               (803) 407-3044
	                 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                	March 24, 2000
	            (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



1.	NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Ronald G. Moyer		[174 28 5062]

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[   ]
                                                    (b)	[   ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS

        00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)				[   ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

        South Carolina

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   SOLE VOTING POWER

           30,000

8.	SHARED VOTING POWER

          330,000

9.	SOLE DISPOSITIVE POWER

           30,000

10.	SHARED DISPOSITIVE POWER

          330,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          360,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES							[   ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          54.9%

14.	TYPE OF REPORTING PERSON

          IN

Item 1.  	Security and Issuer.

This Schedule 13D is filed on behalf of Ronald G. Moyer (the "Reporting Person"), relative to the $ .001 par value Common Stock issued by ADVA International Inc. The principal executive offices of ADVA International Inc. are located at 6 Woodcross Drive, Columbia, South Carolina 29212.

Item 2.	Identity and Background.

Reporting Person

(a)	Ronald G. Moyer;
(b)	6 Woodcross Drive, Columbia, South Carolina 29212;
(c)	The principal occupation of the Reporting Person is the Chief
    Executive Officer of BIOTEL Inc., in the BIOTEL Inc. principal executive offices located at 6 Woodcross Drive, Columbia, South Carolina 29212. BIOTEL Inc. is a holding company that owns stock in several companies, including ADVA International Inc.,
(d) and (e)   See below;
(f)	United States citizen.

During the last five years, the above (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
(ii) was not party to a civil proceeding of a judicial or administrative body or of competent jurisdiction and as a result of such proceeding, was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation or respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 30,000 shares of Common Stock of ADVA International Inc. (the "Shares") on March 24, 2000, issued as stock in lieu of cash compensation for consulting services under the 2000 CONSULTING PLAN, which is filed herein by reference as Exhibit A. Prior to March 24, 2000, the Reporting Person did not own directly any shares of ADVA International Inc. but because of his more than 10% ownership of BIOTEL Inc. and his positions as Chief Executive Officer and Director of BIOTEL Inc., he is deemed to be a beneficial owner of and have shared voting power with regard to the 330,000 shares of ADVA International Inc. owned by BIOTEL Inc.

Item 4.	Purpose of the Transaction.

	The Shares were issued as stock in lieu of cash compensation for consulting services consisting of providing advice and counsel regarding ADVA International Inc. Board's decision that it is in the best interest of all of the stockholders of ADVA International Inc. to pursue opportunities to merge a private company into ADVA International Inc., a Bulletin Board traded public shell. Consulting services will also include negotiating a suitable transaction with interested parties, and recommending certain changes in the corporate structure to accommodate such a "reverse merger" or "share exchange". The Reporting Person, along with others appointed by the Board of ADVA International Inc., shall act as a "Committee" appointed for the purpose of seeking potential reverse merger or share exchange candidates, or technology or business partners, reviewing available information, negotiating terms of a share exchange or merger, or terms of a stock sale, and presenting recommendations to the Board of ADVA International Inc. for approval; in addition, the committee may seek opportunities and pursue negotiations with potential alliances and partners, merger/acquisition candidates, joint ventures, corporate partners, technology partners, and others, excluding financial and financially related transactions and any activities related to capital formation.

ADVA International Inc. has been advised that BIOTEL, Inc. has had discussions with several parties regarding the possibility of BIOTEL selling its 3,300,000 common stock shares of the Company, and intends to vote its majority shares in the Company in favor of a reverse merger or a share exchange if a suitable candidate can be obtained. No agreement has been reached with any party at this time. All of the current Directors of ADVA International Inc. have agreed to resign if their resignation is requested in order to facilitate a possible share exchange or reverse merger that could create value for the Company's stockholders.

Except as described in this Schedule 13D, including this Item 4, the Reporting Person has no plans or proposals which relate to or which would result in any events described in subsections (a) through (j) of Item 4 of the General Instructions to Schedule 13D.






Item 5.	Interest in Securities of the Issuer.

(a) As of March 24, 2000, the Reporting Person beneficially owned
    360,000 shares (or approximately 54.9% of the outstanding shares) of ADVA International Inc.
(b) The Reporting Person will have sole power to vote and to dispose of the 30,000 shares.
(c)	As of March 24, 2000, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving ADVA International Inc. equity securities had been engaged in by the Reporting Person.
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6.  	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    		None.

Item 7.	Material to be Filed as Exhibits.

1.	Filed herein by Reference as Exhibit A, the 2000 CONSULTING PLAN filed with the Securities and Exchange Commission on March 6, 2000 by ADVA International Inc. as Exhibit 99 to Form S-8 dated March 6, 2000.

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.



Dated:  March 28, 2000

  /s/RONALD G. MOYER

     Ronald G. Moyer

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